AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2025
Commission File Number 000-30852
__________________________
GRUPO FINANCIERO GALICIA SA
(The "Registrant")
__________________________
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Perón 430, 25th floor
C1038 AAJ - Buenos Aires, Argentina
(Address of principal executive offices)
Gonzalo Fernandez Covaro, Chief Financial Officer
Tel: 54 11 4343 7528, investors@gfgsa.com
Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F x Form 40-F o

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 284113) OF GRUPO FINANCIERO GALICIA SA AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: March 31, 2025	By:	/s/ Fabián E. Kon
Name: Fabiám E. Kon
Title: Chief Executive Officer

Operating and Financial Review
The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our operations for the fiscal year ended December 31, 2024 and 2023. You should read this section in conjunction with our audited consolidated financial statements and their related notes for fiscal year ended December 31, 2024 presented on Form 6-K furnished to the SEC on March 28, 2025.
Certain figures included in this document have been rounded for ease of presentation. Percentage figures included in this document have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this document may vary from those obtained by performing the same calculations using the figures in the Issuer’s financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.
Results of Operations for the Fiscal Years Ended December 31, 2024, December 31, 2023 and December 31, 2022.
We discuss below (i) our results of operations for the fiscal year ended December 31, 2024, as compared with our results of operations for the fiscal year ended December 31, 2023, and (ii) our results of operations for the fiscal year ended December 31, 2023, as compared with our results of operations for the fiscal year ended December 31, 2022.

i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	5,149,813	3,762,271	1,034,263	37	264
Interest Income	8,244,240	10,353,121	4,861,513	(20)	113
Interest Expenses	(3,094,428)	(6,590,850)	(3,827,250)	(53)	72
Net Fee Income	1,091,865	1,026,605	919,129	6	12
Fee Income	1,271,266	1,190,600	1,101,954	7	8
Fee Related Expenses	(179,402)	(163,995)	(182,825)	9	(10)
Net Income from Financial Instruments	866,961	596,450	2,292,844	45	(74)
Income from Derecognition of Assets Measured at Amortized Cost	205,335	91,694	4,051	124	2163
Exchange Rate Differences on Foreign Currency	154,842	1,333,961	136,464	(88)	878
Other Operating Income	488,419	831,337	500,385	(41)	66
Insurance Business Result	16,029	79,142	87,269	(80)	(9)
Impairment Charge	(862,799)	(415,238)	(355,596)	108	17
Net Operating Income	7,110,464	7,306,222	4,618,810	(3)	58
Personnel expenses	(1,031,479)	(765,351)	(657,053)	35	16
Administrative Expenses	(754,026)	(642,891)	(608,416)	17	6
Depreciation Expenses	(188,067)	(183,528)	(189,044)	2	(3)
Other Operating Expenses	(1,260,007)	(1,231,598)	(862,996)	2	43
Loss on Net Monetary Position	(2,384,891)	(3,306,755)	(1,853,856)	(28)	78
Operating Income	1,491,993	1,176,098	447,446	27	163
Share of Profit from Associates and Joint Ventures	719,230	6,380	(2,992)	11,173	(313)
Income before Taxes	2,211,223	1,182,479	444,453	87	166
Income Tax from Continuing Operations	(586,614)	(448,246)	(115,070)	31	290
Net Income (Loss) for the Year	1,624,610	734,233	329,384	121	123
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	1,624,745	734,238	329,384	121	123
Net Income (Loss) for the Year Attributable to Non-controlling Interests	(135)	(5)	—	2,600	—
Other Comprehensive Income (Loss)	14,640	3,359	(6,514)	336	(152)
Total Comprehensive Income (Loss)	1,639,251	737,592	322,870	122	128
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	1,639,387	737,598	322,870	122	128
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	(136)	(5)	—	2,620	—
Ratios (%)				Change (pbs)
Return on Assets	5.00	3.30	1.44	170	186
Return on Shareholders’ Equity	26.79	16.71	7.98	1,008	874
				Change (%)
Basic Earnings per Share (in Pesos)	1,095.51	497.89	223.36	120	123

Fiscal Year 2024 compared to Fiscal Year 2023

Net income for the fiscal year ended December 31, 2024 was equal to Ps.1,624,610 million, as compared to net income equal to Ps.734,233 million for the fiscal year ended December 31, 2023, a Ps.890,377 million or 121% increase. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.1,285,362 million, (ii) Naranja X for Ps.227,555 million, offset by a loss of (iii) insurance services (Sudamericana Holding) for Ps.25,885 million.
Net earnings per share for the fiscal year ended December 31, 2024, was equal to a Ps.1,095.51 per share, as compared to a Ps.497.89 per share for the fiscal year ended December 31, 2023.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2024, was equal to 5.00% and 26.79%, respectively, as compared to 3.30% and 16.71%, respectively, for the fiscal year ended December 31, 2023.
The increase in net income for the year ended December 31, 2024 was primarily attributable to a higher share of profit from associates and joint ventures due to the acquisition of HSBC´s businesses in Argentina, increasing from Ps.6,380 million for the year ended December 31, 2023 to Ps.719,230 million for the year ended December 31, 2024.
Fiscal Year 2023 compared to Fiscal Year 2022
Net income for the fiscal year ended December 31, 2023 was equal to Ps.734,233 million, as compared to net income equal to Ps.329,384 million for the fiscal year ended December 31, 2022, a Ps.404,849 million or 123% increase. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.610,674 million, (ii) Naranja X for Ps.29,892 million and (iii) insurance services (Sudamericana Holding) for Ps.24,772 million.
Net earnings per share for the fiscal year ended December 31, 2023, was equal to a Ps.497.89 per share, as compared to a Ps.223.36 per share for the fiscal year ended December 31, 2022.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2023, was equal to 3.30% and 16.71%, respectively, as compared to 1.44% and 7.98%, respectively, for the fiscal year ended December 31, 2022.
The increase in net income for the year ended December 31, 2023 was primarily attributable to a higher net operating income, increasing from Ps.4,618,810 million for the year ended December 31, 2022 to Ps.7,306,222 million for the year ended December 31, 2023 (a 58% increase as compared to December 31, 2022) due to a higher net income from interest increasing from Ps.1,034,263 million in 2022 to Ps.3,762,271 million in 2023, offset by higher loss on net monetary position.

ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of December 31,
	2024		2023		2022
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	827,191	104.88	3,819,398	2.34	3,536,319	60.60
Others Debt Securities	23,311	22.80	73,789	164.22	30,245	122.49
Total Debt Securities at fair value through profit or loss	850,502	102.63	3,893,187	5.41	3,566,564	61.13
Repurchase Transactions	1,229,351	73.41	1,169,415	89.31	606,732	48.12
Loans and Other Financing
Loans	7,098,216	37.91	7,181,810	49.76	8,030,819	43.50
Financial Leases	12,884	66.80	20,995	67.24	15,156	34.32
Other Loans and Other Financing	9,332	31.44	13,776	13.03	13,508	6.88
Total Loans and Other Financing	7,120,432	37.95	7,216,580	49.74	8,059,484	43.42
Other Interest-Earning Assets	3,251,890	85.70	1,270,873	387.72	1,597,009	80.85
Total Interest-Earning Assets	12,452,175	58.34	13,550,055	72.12	13,829,789	52.52
Spread and Net Yield
Interest Spread, Nominal Basis (1)		28.78		13.80		15.25
Cost of Funds Supporting Interest-Earning Assets		20.65		43.73		26.52
Net Yield on Interest-Earning Assets (2)		37.69		28.39		26.00
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2024 compared to Fiscal Year 2023
The average balance of interest-earning asset decreased Ps.1,097,880 million, from Ps.13,550,055 million for the fiscal year ended December 31, 2023, to Ps. 12,452,175 million for the fiscal year ended December 31, 2024, representing a decrease of 8% as compared to 2023. Of this decrease, Ps.2,992,207 million were due to a decrease in the average size of government securities, offset by an increase for Ps.1,981,017 in the volume of other interest-earning assets. The average yield on interest-earning assets was 58.34% in 2024, as compared to 72.12% in 2023, a 1,377 bps decrease, mainly attributable to a decrease in the average interest rate earned on other interest-earnings assets (decreasing 30,202 bps as compared to 2023).
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-earning asset decreased Ps.279,734 million, from Ps.13,829,789 million for the fiscal year ended December 31, 2022, to Ps. 13,550,055 million for the fiscal year ended December 31, 2023, representing a minimal decrease of 2% as compared to 2022. Of this decrease, Ps.849,009 million were due to a decrease in the average size of loans, offset by an increase for Ps.562,683 in the volume of repurchase transactions.

The average yield on interest-earning assets was 72.12% in 2023, as compared to 52.52% in 2022, a 1,960 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 30,688 bps as compared to 2022).
iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of December 31,
	2024		2023		2022
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	4,605,597	16.83	4,117,435	33.66	4,015,020	16.72
Time Deposits	2,879,868	54.14	5,129,784	84.60	5,008,396	54.69
Total Interest-Bearing Deposits	7,485,465	31.19	9,247,219	61.92	9,023,416	37.80
Financing Received from the Argentine Central Bank and Other Financial Institutions	386,893	3.02	76,387	17.04	86,679	10.45
Debt Securities and Subordinated Debt Securities	479,306	12.27	593,746	5.39	698,965	34.00
Other Interest-Bearing Liabilities	348,323	47.86	242,129	63.58	32,632	32.29
Total Interest-Bearing Liabilities	8,699,987	29.56	10,159,481	58.32	9,841,692	37.27
Fiscal Year 2024 compared to Fiscal Year 2023
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2024, were equal to Ps.8,699,987 million, as compared to Ps.10,159,481 million for the fiscal year ended December 31, 2023, a decrease of 14% as compared to 2023. Such decrease was primarily attributable to a Ps.2,249,916 million decrease in the average balance of time deposits, which decreased to Ps.2,879,868 as of the fiscal year ended December 31, 2024 from Ps.5,129,784 million as of the fiscal year ended December 31, 2023. The average yield on interest-bearing liabilities was 29.56% in 2024, as compared to 58.32% in 2023, a 2,876 bps decrease, mainly attributable to a decrease in the average interest rate on time deposits (decreasing 3,046 bps as compared to 2023).
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2023, were equal to Ps.10,159,481 million, as compared to Ps.9,841,692 million for the fiscal year ended December 31, 2022, a minimal increase of 3% as compared to 2022. Such increase was primarily attributable to (i) a Ps.223,803 million increase in the average balance of deposits, which increased to Ps.9,247,219 as of the fiscal year ended December 31, 2023 from Ps.9,023,416 million as of the fiscal year ended December 31, 2022 and (ii) a Ps.106,194 million increase in the average balance of other interest-bearing liabilities, which increased to Ps.242,129 million as of the fiscal year ended December 31, 2023 from Ps.32,632 million as of the fiscal year ended December 31, 2022. The average yield on interest-bearing liabilities was 58.32% in 2023, as compared to 37.27% in 2022, a 2,105 bps increase, mainly attributable to an increase in the average interest rate on other interest-bearing liabilities (increasing 3,128 bps as compared to 2022).

iv) Interest Income
Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Cash and due from banks	723	562	32	29	1,656
Corporate debt securities	9,610	(8,681)	9,117	(211)	(195)
Government debt securities	3,416,543	4,785,311	1,130,782	(29)	323
On Loans and Other Financing Activities	3,848,319	4,397,200	3,417,375	(12)	29
Financial Sector	30,420	35,882	26,968	(15)	33
Non-financial Public Sector	22	—	—	100	N/A
Non-financial Private Sector	3,817,876	4,361,318	3,390,407	(12)	29
Advances	258,686	338,146	277,390	(23)	22
Mortgage loans	376,682	352,587	293,317	7	20
Pledge loans	53,109	62,955	62,962	(16)	—
Personal Loans	797,119	432,596	335,848	84	29
Credit Card Loans	1,401,988	1,502,408	1,171,388	(7)	28
Financial Leases	7,840	13,795	4,617	(43)	199
Notes	870,611	1,528,601	1,050,931	(43)	45
Pre-financing and export financing	9,566	4,715	10,828	103	(56)
Others	42,277	125,515	183,126	(66)	(31)
On Repurchase Transactions	969,046	1,178,729	304,207	(18)	287
Total Income from Interest	8,244,240	10,353,121	4,861,513	(20)	113
Fiscal Year 2024 compared to Fiscal Year 2023
Interest income for the fiscal year ended December 31, 2024, was equal to Ps.8,244,240 million, as compared to Ps.10,353,121 million for the fiscal year ended December 31, 2023, a 20% decrease. Such decrease was the result of a Ps.1,368,768 million or 29% decrease in government securities and a Ps.548,881 million or 12% decrease in loans and other financing.
The Ps.1,368,768 million decrease in interest earned from government debt securities was primarily driven by a reduction in the volume of peso-denominated government securities measured at amortized cost compared to 2023. Additionally, it is important to note that last year's interest income from government debt securities was largely attributable to interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq), which were acquired starting January 1, 2023. However, these instruments are no longer part of the portfolio this year.
The decrease of Ps.548,881 million in the interest earned from loans and other financing was due to a decrease in the volume of notes loans and credit card loans.
The average amount of loans granted for the fiscal year ended December 31, 2024 was equal to Ps.7,098,216 million, a 1% decrease as compared to the Ps.7,181,810 million for the fiscal year ended December 31, 2023. The average interest rate on total loans was 37.91% for the fiscal year ended December 31, 2024, as compared to 49.76% for the fiscal year ended December 31, 2023, representing a 1,184 bps decrease year-over-year.

The decrease in interest earnings from loans and other financing in 2024 was primarily a consequence of a Ps.657,990 million increase in notes, Ps.100,420 million increase in credit cards loans and a Ps.83,238 million decrease in others.
Interest income from banking activity amounted to Ps.6,703,184 million in 2024, a 26% decrease as compared to the Ps.9,108,332 million recorded in the fiscal year ended December 31, 2023.
According to BCRA information, as of December 31, 2024, Banco Galicia’s estimated market share of loans to the private sector was 15.73%, as compared to 10.93% as of December 31, 2023.
Interest income related to Naranja X amounted to Ps.1,530,302 million for the year ended December 31, 2024, a 14% increase as compared to the Ps.1,344,817 million recorded for the fiscal year ended December 31, 2023.
Interest income related to insurance activity amounted to Ps.47,769 million for the year ended December 31, 2024, a 171% decrease as compared to the Ps.17,641 million recorded for the fiscal year ended December 31, 2023.
Fiscal Year 2023 compared to Fiscal Year 2022
Interest income for the fiscal year ended December 31, 2023, was equal to Ps.10,353,121 million, as compared to Ps.4,861,513 million for the fiscal year ended December 31, 2022, a 113% increase. Such increase was the result of a Ps.3,654,529 million or 323% increase in government securities and a Ps.979,825 million or 29% increase in loans and other financing.
The increase of Ps.3,654,529 million in the interest earned from government debt securities was due mostly to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
The increase of Ps.979,825 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2023 was equal to Ps.7,181,810 million, a 11% decrease as compared to the Ps.8,030,819 million for the fiscal year ended December 31, 2022. The average interest rate on total loans was 49.76% for the fiscal year ended December 31, 2023, as compared to 43.50% for the fiscal year ended December 31, 2022, representing a 625 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2023 was primarily a consequence of a Ps.477,670 million increase in notes, Ps.331,020 million increase in credit cards loans and a Ps.60,756 million increase in advances.
Interest income from banking activity amounted to Ps.9,108,332 million in 2023, a 128% increase as compared to the Ps.3,991,847 million recorded in the fiscal year ended December 31, 2022.
According to BCRA information, as of December 31, 2023, Banco Galicia’s estimated market share of loans to the private sector was 10.93%, as compared to 11.76% as of December 31, 2022.
Interest income related to Naranja X amounted to Ps.1,344,817 million for the year ended December 31, 2023, a 55% increase as compared to the Ps.867,433 million recorded for the fiscal year ended December 31, 2022.
Interest income related to insurance activity amounted to Ps.17,641 million for the year ended December 31, 2023, a 73% decrease as compared to the Ps.64,978 million recorded for the fiscal year ended December 31, 2022.

The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2024	2023	2022
	(in percentages)
Total Loans	15.80	10.75	11.82
Private-Sector Loans	15.73	10.93	11.76
___________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.
v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
On Deposits	2,608,629	5,915,064	3,427,892	(56)	73
Non-financial Private Sector	2,608,629	5,915,064	3,427,892	(56)	73
Checking Accounts	10,767	2,635	3,538	309	(26)
Savings Accounts	225,882	142,302	19,602	59	626
Time Deposit and Term Investments	1,344,910	4,175,011	2,679,459	(68)	56
Others	1,027,071	1,595,116	725,294	(36)	120
On Financing Received from the Argentine Central Bank and Other Financial Institutions	133,289	180,790	148,247	(26)	22
On Repurchase Transactions	18,718	17,235	10,498	9	64
Argentine Central Bank and Other Financial Institutions	157	—	—	100	N/A
Other Financial Institutions	18,561	17,235	10,498	8	64
On Other Financial Liabilities	209,955	296,935	26,734	(29)	1011
On Debt Securities	100,407	155,981	188,841	(36)	(17)
On Subordinated Debt Securities	23,430	24,845	25,037	(6)	(1)
Total Interest Expenses	3,094,428	6,590,850	3,827,250	(53)	72
Fiscal Year 2024 compared to Fiscal Year 2023
Interest expenses for the fiscal year ended December 31, 2024, were equal to Ps.3,094,428 million, as compared to Ps.6,590,850 million for the fiscal year ended December 31, 2023, representing a 53% decrease. Such decrease was primarily attributable to a decrease in interest paid on deposits for Ps.3,306,435 million and on other financial liabilities for Ps.86,980 million.
Interest expenses from deposits amounted to Ps.2,608,629 million for the fiscal year ended December 31, 2024, as compared to Ps.5,915,064 million for the fiscal year ended December 31, 2023, a Ps.3,306,435 million decrease. This decrease was primarily due to decreased interest expenses related to time deposits and term investments, which was equal to Ps.2,830,101 million for the fiscal year ended December 31, 2024, representing a 68% decrease as compared to Ps.4,175,011 million for the fiscal year ended December 31, 2023.

The decrease in lower interest paid to time deposits and term investments was as a consequence of a decrease in the nominal annual rate and the average volume of deposits.
The total average interest-bearing deposits for the fiscal year ended December 31, 2024, amounted to Ps.7,485,465 million, reflecting a decrease of 19%. This decrease was due to a decrease in time deposits for Ps.2,249,916 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2024, the average interest rate of time deposits was 31.19%, as compared to 61.92% for the fiscal year ended December 31, 2023; a 3,073 bps decrease.
Savings accounts deposits for the fiscal year ended December 31, 2024 accrued interest at an average rate of 16.83%, as compared to an average rate of 33.66% for the fiscal year ended December 31, 2023, a 1,683 bps decrease. The rate of time deposits for the fiscal year ended December 31, 2024, was 54.14%, as compared to 84.60% for the fiscal year ended December 31, 2023; a 3,046 bps decrease.
Interest expenses related to banking activity amounted to Ps.2,609,185 million for the fiscal year ended December 31, 2024, as compared to Ps.5,924,752 million for the fiscal year ended December 31, 2023, representing a 56% decrease.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 9.96% as of December 31, 2023, to 11.17% as of December 31, 2024.
Interest expenses related to Naranja X amounted to Ps.549,578 million for the fiscal year ended December 31, 2024, as compared to Ps.777,305 million for the fiscal year ended December 31, 2023, representing a 29% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Interest expenses for the fiscal year ended December 31, 2023, were equal to Ps.6,590,850 million, as compared to Ps.3,827,250 million for the fiscal year ended December 31, 2022, representing a 72% increase. Such increase was primarily attributable to an increase in interest paid on deposits for Ps.2,487,172 million and an increase on other financial liabilities for Ps.270,201 million.
Interest expenses from deposits amounted to Ps.5,915,064 million for the fiscal year ended December 31, 2023, as compared to Ps.3,427,892 million for the fiscal year ended December 31, 2022, a Ps.2,487,172 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.1,495,552 million for the fiscal year ended December 31, 2023, representing a 56% increase as compared to Ps.2,679,459 million for the fiscal year ended December 31, 2022 and due to an increase of other deposits for Ps.4,175,011.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2023, amounted to Ps.9,247,219 million, reflecting a increase of 2%. This increase was due to a decrease in time deposits for Ps.121,388 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2023, the average interest rate of time deposits was 61.92%, as compared to 37.80% for the fiscal year ended December 31, 2022; a 2,412 bps increase.

Savings accounts deposits for the fiscal year ended December 31, 2023 accrued interest at an average rate of 33.66%, as compared to an average rate of 16.72% for the fiscal year ended December 31, 2022, a 1,695 bps increase. The rate of time deposits for the fiscal year ended December 31, 2023, was 84.60%, as compared to 54.69% for the fiscal year ended December 31, 2022; a 2,990 bps increase.
Interest expenses related to banking activity amounted to Ps.5,924,752 million for the fiscal year ended December 31, 2023, as compared to Ps.3,477,097 million for the fiscal year ended December 31, 2022, representing a 70% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share decreased from 10.75% as of December 31, 2022, to 9.96% as of December 31, 2023.
Interest expenses related to Naranja X amounted to Ps.777,305 million for the fiscal year ended December 31, 2023, as compared to Ps.410,772 million for the fiscal year ended December 31, 2022, representing an 89% increase.
The following table indicates Banco Galicia's market share in the segments listed below:

	For the Year Ended December 31,
	2024	2023	2022
	(in percentages)
Total Deposits	16.82	8.81	9.10
Total Deposits in Checking and Savings Accounts and Time Deposits	11.17	9.96	10.75
Private-Sector Deposits	13.63	9.83	10.56
____________________
(*)Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.
vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Income From
Credit Cards	546,654	496,525	443,952	10	12
Insurance	37,545	23,725	31,119	58	(24)
Deposits and other obligations	369,226	431,085	411,856	(14)	5
Credit Loans	162,145	134,361	140,709	21	(5)
Loan Commitments and Financial Guarantees	11,726	4,678	2,026	151	131
Securities	94,934	61,836	35,536	54	74
Collections Management	4,872	4,937	5,679	(1)	(13)
Foreign and Exchange Transactions	44,165	33,454	31,077	32	8
Total fee income	1,271,266	1,190,600	1,101,954	7	8
Total fee expenses	(179,402)	(163,995)	(182,825)	9	(10)
Net fee income	1,091,864	1,026,605	919,129	6	12

Fiscal Year 2024 compared to Fiscal Year 2023
Our net fee income for the fiscal year ended December 31, 2024, was equal to Ps.1,091,864 million, as compared to Ps.1,026,605 million for the fiscal year ended December 31, 2023, a 6% increase. This increase was mainly due to a 10% increase in credit cards and to a 54% increase in securities.
Income from credit card transactions for the fiscal year ended December 31, 2024, was Ps.546,654 million, as compared to Ps.496,525 million for the fiscal year ended December 31, 2023, a Ps.50,129 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2023 was 15,493,853, as compared to 13,078,384 for the fiscal year ended December 31, 2022, a 18% increase.
The total fee expenses for the fiscal year ended December 31, 2024 were equal to Ps.179,402 million, as compared to Ps.163,995 million for the fiscal year ended December 31, 2023, a 9% increase. Such increase was mainly attributable to a 6% increase in expenses related to credit cards and a 10% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2024, was equal to Ps.625,601 million, as compared to Ps.634,364 million for fiscal year ended December 31, 2023, a 1% decrease.
Net fee income related to Naranja X for the fiscal year ended December 31, 2024 amounted to Ps.465,648 million as compared to Ps.405,580 million for the fiscal year ended December 31, 2023, a 15% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2023 compared to Fiscal Year 2022
Our net fee income for the fiscal year ended December 31, 2023, was equal to Ps.1,026,605 million, as compared to Ps.919,129 million for the fiscal year ended December 31, 2022, a 12% increase. This increase was mainly due to a 12% increase in credit cards and to a 74% increase in securities.
Income from credit card transactions for the fiscal year ended December 31, 2023, was Ps.496,525 million, as compared to Ps.443,952 million for the fiscal year ended December 31, 2022, a Ps.52,573 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2023 was 13,078,384, as compared to 13,605,521 for the fiscal year ended December 31, 2022, a 4% decrease.
The total fee expenses for the fiscal year ended December 31, 2023 were equal to Ps.163,995 million, as compared to Ps.182,825 million for the fiscal year ended December 31, 2022, a 10% increase. Such increase was mainly attributable to a 12% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2023, was equal to Ps.634,364 million, as compared to Ps.557,326 million for fiscal year ended December 31, 2022, a 14% increase.
Net fee income related to Naranja X for the fiscal year ended December 31, 2023 amounted to Ps.405,580 million as compared to Ps.381,815 million for the fiscal year ended December 31, 2022, a 6% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(number of credit cards, except otherwise noted)			(percentages)
Banco Galicia
Visa	2,593,186	2,553,142	3,265,090	2	(22)
“Gold”	633,289	590,234	804,237	7	(27)
International	702,413	728,291	923,064	(4)	(21)
Domestic	6,060	10,513	19,872	(42)	(47)
“Business”	163,634	155,187	173,101	5	(10)
“Platinum”	430,663	439,272	675,998	(2)	(35)
“Signature”	657,127	629,645	668,818	4	(6)
American Express	642,019	661,059	701,514	(3)	(6)
“Gold”	146,514	153,977	174,447	(5)	(12)
“International”	102,224	108,967	120,495	(6)	(10)
“Platinum”	235,274	232,289	217,052	1	7
“Signature”	158,007	165,826	189,520	(5)	(13)
MasterCard	1,220,240	1,132,957	1,112,453	8	2
“Gold”	5	19	30	(74)	(37)
MasterCard	345,396	311,403	285,100	11	9
“Platinum”	355,749	312,545	329,086	14	(5)
“Black”	168,878	169,840	198,361	(1)	(14)
Others	350,212	339,150	299,876	3	13
Galicia Más	932,934	—	—	N/A	N/A
Tarjeta Naranja	10,105,474	8,731,226	8,526,464	16	2
Naranja	5,385,382	4,684,717	4,572,489	15	2
Visa	3,500,799	3,667,833	3,566,908	(5)	3
MasterCard	1,182,193	334,801	337,276	253	(1)
American Express	37,100	43,875	49,791	(15)	(12)
Total Credit Cards	15,493,853	13,078,384	13,605,521	18	(4)
Total Amount of Purchases (in millions of Pesos)	29,562,226	19,832,374	18,547,816	49	7

vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	723,409	330,330	2,184,992	119	(85)
Income from Corporate Securities	81,720	251,190	89,745	(67)	180
Income from Derivative Instruments	6,601	37,964	23,091	(83)	64
Repurchase Transactions	6,594	37,964	23,091	(83)	64
Income from Other Financial Assets	(17)	4	—	(546)	—
Income from derecognition of assets measured at fair value	73,018	—	—	—	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(17,772)	(23,039)	(4,983)	(23)	(362)
Total Net Results from Financial Instruments	866,961	596,450	2,292,844	45	(74)
Fiscal Year 2024 compared to Fiscal Year 2023
Net income from financial instruments for the fiscal year ended December 31, 2024 was equal to Ps.866,961 million, as compared to Ps.596,450 million for the fiscal year ended December 31, 2023, a Ps.270,511 increase. This increase was due to higher results from government securities for Ps.393,079 million.
The average position in debt securities for the fiscal year ended December 31, 2024 was Ps.850,502 million, as compared to Ps.3,893,187 million for the fiscal year ended December 31, 2023, a 78% decrease.
The average yield on debt securities for the fiscal year ended December 31, 2024, was 102.63%, as compared to 5.41% for fiscal year ended December 31, 2023, a 9,723 bps increase.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 71% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2024 amounted to Ps.615,210 million, as compared to Ps.254,406 million for the fiscal year ended December 31, 2023, a 142% increase.
Fiscal Year 2023 compared to Fiscal Year 2022
Net income from financial instruments for the fiscal year ended December 31, 2023, was equal to Ps.596,450 million, as compared to Ps.2,292,844 million for the fiscal year ended December 31, 2022, a Ps.1,699,888 decrease. This decrease was a consequence of the change in the valuation model of the instruments issued by the BCRA, which went from being measured from fair value to amortized cost.
The average position in Government securities for the fiscal year ended December 31, 2023, was Ps.3,893,187 million, as compared to Ps.3,566,564 million for the fiscal year ended December 31, 2022, a 9% increase.
The average yield on Government securities for the fiscal year ended December 31, 2023, was 5.41%, as compared to 61.13% for fiscal year ended December 31, 2022, a 5,572 bps decrease.

These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 234% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2023 amounted to Ps.254,406 million, as compared to Ps.2,172,502 million for the fiscal year ended December 31, 2022, a 88% decrease.
viii) Exchange Rate Differences on Foreign Currency
Fiscal Year 2024 compared to Fiscal Year 2023
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2024 were equal to Ps.154,842 million, as compared to Ps.1,333,961 million for the fiscal year ended December 31, 2023, a 88% or Ps.1,179,119 million decrease. It's worth noting that the exchange rate difference from the previous year was positively affected by the devaluation, with the exchange rate increasing by 356%, while in 2024, the devaluation was smaller. As of December 31, 2024, the exchange rate increased only 28% as compared to December 31, 2023.
Fiscal Year 2023 compared to Fiscal Year 2022
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2023 were equal to Ps.1,333,961 million, as compared to Ps.136,464 million for the fiscal year ended December 31, 2022, a 878% or Ps.1,197,497 million increase. This increase was primarily the result of a increase in valuation of assets and liabilities in foreign currency for the fiscal year ended December 31, 2023, equal to Ps.1,277,541 million as compared to Ps.78,429 million of the fiscal year ended December 31, 2022, a 1,529% increase.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	27,966	24,539	7,453	14	229
Rental of safe deposit boxes (1)	32,910	26,705	27,162	23	(2)
Other fee income (1)	203,940	157,422	119,595	30	32
Other adjustments and interest on miscellaneous receivables	94,819	463,045	251,820	(80)	84
Reversed allowances	1,080	55,441	440	(98)	12500
Other	127,704	104,185	93,914	23	11
Total other operating income	488,419	831,337	500,385	(41)	66
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Fiscal Year 2024 compared to Fiscal Year 2023
Other operating income for the fiscal year ended December 31, 2024 was equal to Ps.488,419 million, as compared to Ps.831,337 million for the fiscal year ended December 31, 2023, a 41% decrease. This decrease was mainly the result of a decrease in the line of other adjustments and interest on miscellaneous receivables.
Other operating income related to banking activity was equal to Ps.204,887 million, as compared to Ps.607,185 million for the fiscal year ended December 31, 2023, a 66% decrease.
Other operating income related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.111,937 million, as compared to Ps.85,486 million for the fiscal year ended December 31, 2023, a 31% increase.

Fiscal Year 2023 compared to Fiscal Year 2022
Other operating income for the fiscal year ended December 31, 2023 was equal to Ps.831,337 million, as compared to Ps.500,385 million for the fiscal year ended December 31, 2022, a 66% increase. This increase was mainly the result of an increase in the line of other adjustments and interest on miscellaneous receivables, as a consequence of earnings from debt securities pledged as collateral.
Other operating income related to banking activity was equal to Ps.607,185 million, as compared to Ps.336,878 million for the fiscal year ended December 31, 2022, a 80% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.85,486 million, as compared to Ps.77,949 million for the fiscal year ended December 31, 2022, a 10% increase.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Insurance revenue	376,468	208,579	151,320	80	38
Insurance service expense	(368,341)	(128,043)	(59,334)	188	116
Net expenses from reinsurance contracts held	7,903	(1,393)	(4,718)	(667)	(70)
Total Income from Insurance Activities	16,029	79,142	87,269	(80)	(9)
Fiscal Year 2024 compared to Fiscal Year 2023
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2024, was equal to Ps.16,029 million, as compared to Ps.79,142 million for the fiscal year ended December 31, 2023, a 80% decrease. This decrease was mainly due to higher insurance service expense, which for the fiscal year ended December 31, 2024, were equal to Ps.368,341 million, as compared to Ps.128,043 million for the fiscal year ended December 31, 2023, offset by a higher insurance revenue for Ps.167,889 million.
Fiscal Year 2023 compared to Fiscal Year 2022
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2023, was equal to Ps.79,142 million, as compared to Ps.87,269 million for the fiscal year ended December 31, 2022, a 9% decrease. This decrease was mainly due to higher insurance service expense, which for the fiscal year ended December 31, 2023, were equal to Ps.128,043 million, as compared to Ps.59,334 million for the fiscal year ended December 31, 2022.

xi) Impairment Charge
Fiscal Year 2024 compared to Fiscal Year 2023
Impairment Charge for the fiscal year ended December 31, 2024 were equal to Ps.862,799 million, as compared to Ps.415,238 million for the fiscal year ended December 31, 2023, a 108% increase. This increase was due to a an increase in our financing portfolio and the corresponding increase in impairment charges.
Impairment Charge related to banking activity for the fiscal year ended December 31 2024, were equal to Ps.508,666 million, as compared to Ps.273,838 million for the fiscal year ended December 31, 2023, a 86% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.354,060 million, as compared to Ps.141,402 million for the fiscal year ended December 31, 2023, a 150% increase. This increase was due to a larger financing portfolio.
Fiscal Year 2023 compared to Fiscal Year 2022
Impairment Charge for the fiscal year ended December 31, 2023 were equal to Ps.415,238 million, as compared to Ps.355,596 million for the fiscal year ended December 31, 2022, a 17% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the fiscal year ended December 31 2023, were equal to Ps.273,838 million, as compared to Ps.239,781 million for the fiscal year ended December 31, 2022, a 14% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.141,402 million, as compared to Ps.115,823 million for the fiscal year ended December 31, 2022, a 22% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
xii) Personnel Expenses
Fiscal Year 2024 compared to Fiscal Year 2023
Personnel expenses for the fiscal year ended December 31, 2024, were equal to Ps.1,031,479 million, as compared to Ps.765,351 million for the fiscal year ended December 31, 2023, a 35% increase. This increase was primarily as a result of higher provisions for restructuring.
As a result of the acquisition of HSBC businesses in Argentina, certain internal corporate reorganization processes will be carried out to optimize operations and resources, offering a unified service proposition to customers. The goal of this process is to enhance operational efficiency, maximize resources, and strengthen market consolidation, ultimately creating a more agile and effective structure capable of addressing the challenges of the Argentinian market. To achieve this, a restructuring plan has been communicated to employees, outlining multiple execution phases. Based on this plan, the Group recognized a restructuring provision of Ps.287,485 million as of December 31, 2024.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2024, were equal to Ps.810,888 million, as compared to Ps.547,795 million for the fiscal year ended December 31, 2023, a 48% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2024, were equal to Ps.171,347 million as compared to Ps.169,148 million for the fiscal year ended December 31, 2023, a 1% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2024, were equal to Ps.18,863 million as compared to Ps.27,728 million for the fiscal year ended December 31, 2023, a 32% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Personnel expenses for the fiscal year ended December 31, 2023 were equal to Ps.765,351 million, as compared to Ps.657,053 million for the fiscal year ended December 31, 2022, a 16% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.547,795 million, as compared to Ps.453,280 million for the fiscal year ended December 31, 2022, a 21% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.169,148 million as compared to Ps.165,652 million for the fiscal year ended December 31, 2022, a 2% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.27,728 million as compared to Ps.25,117 million for the fiscal year ended December 31, 2022, a 10% increase.
xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	67,280	45,106	51,393	49	(12)
Directors’ and Syndics’ Fees	9,841	7,878	8,449	25	(7)
Advertising and Marketing	37,686	31,144	28,950	21	8
Taxes	212,319	192,065	159,961	11	20
Maintenance and Repairs	121,588	92,014	94,599	32	(3)
Electricity and Communication	33,109	29,784	31,499	11	(5)
Entertainment and Transportation Expenses	2,290	1,761	1,580	30	11
Stationery and Office Supplies	3,630	3,028	2,241	20	35
Rentals	1,425	1,377	2,400	3	(43)
Administrative Services Hired	140,284	115,255	111,047	22	4
Security	17,551	15,266	14,440	15	6
Insurance	5,696	4,590	5,456	24	(16)
Armored Transportation Services	36,292	39,385	37,888	(8)	4
Others	65,035	64,239	58,514	1	10
Total Administrative Expenses	754,026	642,891	608,416	17	6
Fiscal Year 2024 compared to Fiscal Year 2023
Administrative expenses for the fiscal year ended December 31, 2024 were equal to Ps.754,026 million as compared to Ps.642,891 million for the fiscal year ended December 31, 2023, a 17% increase. This increase was primarily attributable to a (i) Ps.29,574 million in maintenance and repairs of assets and systems, (ii) Ps.25,029 million in administrative services under contract, (iii) Ps.22,174 million in fees and remunerations for services and (iv) Ps.20,254 million in taxes.
Maintenance and repairs of assets and systems for the fiscal year ended December 31, 2024 were equal to Ps.121,588 million, as compared to Ps.92,014 million for the fiscal year ended December 31, 2023, a 32% increase.
Administrative services under contract for the fiscal year ended December 31, 2024 were equal to Ps.140,284 million, as compared to Ps.115,255 million for the fiscal year ended December 31, 2023, a 22% increase.
Fees and remunerations for services for the fiscal year ended December 31, 2024 were equal to Ps.67,280 million, as compared to Ps.45,106 million for the fiscal year ended December 31, 2023, a 49% increase.
Taxes for services for the fiscal year ended December 31, 2023 were equal to Ps.212,319 million, as compared to Ps.192,065 million for the fiscal year ended December 31, 2022, a 11% increase.

Administrative expenses related to banking activity for the fiscal year ended December 31, 2024 were equal to Ps.523,332 million, as compared to Ps.445,472 million for the fiscal year ended December 31, 2023, a 17% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.196,258 million, as compared to Ps.167,091 million for the fiscal year ended December 31, 2023, a 17% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2024 were equal to Ps.6,402 million, as compared to Ps.14,922 million for the fiscal year ended December 31, 2023, a 57% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.642,891 million as compared to Ps.608,416 million for the fiscal year ended December 31, 2022, a 6% increase. This increase was primarily attributable to a (i) Ps.32,104 million increase in taxes, and (ii) Ps.5,725 million increase in other administrative expenses.
Taxes for services for the fiscal year ended December 31, 2023 were equal to Ps.192,065 million, as compared to Ps.159,961 million for the fiscal year ended December 31, 2022, a 20% increase.
Other administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.64,239 million, as compared to Ps.58,514 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.445,472 million, as compared to Ps.429,771 million for the fiscal year ended December 31, 2022, a 4% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.167,091 million, as compared to Ps.151,809 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.14,922 million, as compared to Ps.12,859 million for the fiscal year ended December 31, 2022, a 16% increase.

xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Turnover tax	564,903	725,942	514,484	(22)	41
On operating income (1) (2)	452,938	603,075	345,164	(25)	75
On fees (1)	93,574	92,485	154,110	1	(40)
On other items	18,391	30,382	15,211	(39)	100
Contributions to the Guarantee Fund (1) (2)	17,114	19,013	19,778	(10)	(4)
Charges for Other Provisions	103,692	29,914	29,448	247	2
Claims	24,398	33,856	41,006	(28)	(17)
Other Financial Expenses (1) (2)	106,362	77,303	83	38	93,036
Interest on leases	5,666	7,414	7,752	(24)	(4)
Credit-card-relates expenses(1)	141,725	109,774	82,880	29	32
Other Expenses from Services(1)	231,032	207,434	147,131	11	41
Others	65,115	20,948	20,435	211	3
Total other operating expenses	1,260,007	1,231,598	862,997	2	43
____________________
(1)Item included for calculating the efficiency ratio.
(2)Item included for calculating the financial margin.
Fiscal Year 2024 compared to Fiscal Year 2023
Other operating expenses for the fiscal year ended December 31, 2024 were equal to Ps.1,260,007 million, as compared to Ps.1,231,598 million of the fiscal year ended December 31, 2023, a 2% increase. This increase was primarily attributable to a Ps.44,167 million increase in other expenses, and to a Ps.73,778 million in charges for other provisions, offset by a decrease for Ps.161,039 million in turnover tax.
Other expenses for the fiscal year ended December 31, 2024 was equal to Ps.65,115 million as compared to Ps.20,948 million for the fiscal year ended December 31, 2023.
Charges for other provisions for the fiscal year ended December 31, 2024 was equal to Ps.103,692 million as compared to Ps.29,914 million for the fiscal year ended December 31, 2023.
The turnover tax for the fiscal year ended December 31, 2024 was equal to Ps.564,903 million as compared to Ps.725,942 million for the fiscal year ended December 31, 2023,
Other operating expenses related to banking activity for the fiscal year ended December 31, 2024 were equal to Ps.825,674 million, as compared to Ps.893,682 million of the fiscal year ended December 31, 2023, a 8% decrease.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.263,420 million, as compared to Ps.228,696 million for the fiscal year ended December 31, 2023.
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating expenses for the fiscal year ended December 31, 2023 were equal to Ps.1,231,598 million, as compared to Ps.862,997 million of the fiscal year ended December 31, 2022, a 41% increase. This increase was primarily attributable to a 41% increase in the turnover tax, to a 41% increase in other expenses from services and a 32% increase in credit-card-relates expenses.

The turnover tax for the fiscal year ended December 31, 2023 was equal to Ps.725,942 million as compared to Ps.514,484 million for the fiscal year ended December 31, 2022, a 41% increase.
Other provisions for the fiscal year ended December 31, 2023 were equal to Ps.29,914 million as compared to Ps.29,448 million for the fiscal year ended December 31, 2022, a 2% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.893,682 million, as compared to Ps.621,048 million of the fiscal year ended December 31, 2022, a 44% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.228,696 million, as compared to Ps.229,751 million for the fiscal year ended December 31, 2022.
xv) Loss on Net Monetary Position
Fiscal Year 2024 compared to Fiscal Year 2023
Loss on net monetary position for the fiscal year ended December 31, 2024 was equal to Ps.2,384,891 million as compared to Ps.3,306,755 million for the fiscal year ended December 31, 2023, a 28% decrease. This increase was due to a lower annual inflation. Inflation as of December 31, 2024 was 117.8%, 9,360 bps lower than the 211.4% inflation rate as of December 31, 2023.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2024 was equal to Ps.1,972,791 million as compared to Ps.2,665,086 million for the fiscal year ended December 31, 2023, a 26% decrease.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.364,590 million as compared to Ps.490,136 million for the fiscal year ended December 31, 2023, a 26% decrease.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2024 was equal to Ps.19,754 million as compared to Ps.42,374 million for the fiscal year ended December 31, 2023, a 147% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Loss on net monetary position for the fiscal year ended December 31, 2023 was equal to Ps.3,306,755 million as compared to Ps.1,853,856 million for the fiscal year ended December 31, 2022, a 78% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2023 was 211.4%, 11,660 bps higher than the 94.80% inflation rate as of December 31, 2022.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.2,665,086 million as compared to Ps.1,506,966 million for the fiscal year ended December 31, 2022, a 77% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.490,136 million as compared to Ps.282,130 million for the fiscal year ended December 31, 2022, a 74% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.42,374 million as compared to Ps.13,208 million for the fiscal year ended December 31, 2022, a 221% increase.

xvi) Share of Profit from Associates and Joint Ventures
Fiscal Year 2024 compared to Fiscal Year 2023
Share of Profit from Associates and Joint Ventures for the fiscal year ended December 31, 2024 was equal to Ps.719,230 million as compared to Ps.6,380 million for the fiscal year ended December 31, 2023, a Ps.712,850 increase.

On December 6, 2024, Banco Galicia and Grupo Galicia completed the acquisition of HSBC Latin America B.V. (“HSBC”) equity stakes in its subsidiaries in Argentina, thereby acquiring HSBC’s banking, asset management, and insurance businesses in Argentina. The impact of this transaction on results amounted to Ps.724,525 million in the share of profit from associates and joint ventures, reflecting the difference between the fair value of the acquired company and the purchase price.
xvii) Income Tax from Continuing Operations
Fiscal Year 2024 compared to Fiscal Year 2023
Income tax from continuing operations for the fiscal year ended December 31, 2024 was equal to Ps.586,614 million as compared to Ps.448,246 million for the fiscal year ended December 31, 2023, a 31% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2024 was equal to Ps.449,076 million as compared to Ps.338,128 million for the fiscal year ended December 31, 2023, a 33% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.89,600 million as compared to Ps.26,782 million for the fiscal year ended December 31, 2023, a 235% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2024 was equal to Ps.177 million as compared to Ps.3,983 million for the fiscal year ended December 31, 2023 , a 104% increase.
Fiscal Year 2023 compared to Fiscal Year 2022
Income tax from continuing operations for the fiscal year ended December 31, 2023 was equal to Ps.448,246 million as compared to Ps.115,070 million for the fiscal year ended December 31, 2022, a 290% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.338,128 million as compared to Ps.42,640 million for the fiscal year ended December 31, 2022, a 693% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.26,782 million as compared to Ps.13,258 million for the fiscal year ended December 31, 2022, a 102% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.3,983 million as compared to Ps.14,590 million for the fiscal year ended December 31, 2022 , a 73% decrease.